SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934*

ARAMARK CORPORATION

(Name of Issuer)

Common Stock, Class A, par value $0.01 per share
Common Stock, Class B, par value $0.01 per share

(Title of Class of Securities)

Class A: None
Class B: 038521100

(CUSIP Number)

Gregory Gilbert, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, NY 10036
(212) 326-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D
Page 2 of 8 Pages
CUSIP No. - Class A Common Stock: None
CUSIP No. - Class B Common Stock: 038521100

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas H. Lee Equity Fund VI, L.P.
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3 SEC USE ONLY
4 SOURCE OF FUNDS OO
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6 CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER -0-
8 SHARED VOTING POWER -0-
9 SOLE DISPOSITIVE POWER -0-
10 SHARED DISPOSITIVE POWER -0-
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% Class A Common Stock 0% Class B Common Stock
14 TYPE OF REPORTING PERSON PN

SCHEDULE 13D
Page 3 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of ARAMARK Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

Each share of Class A Common Stock is convertible at the option of the holder into one share of Class B Common Stock. Therefore, the THL Reporting Person (as defined in Item 2 below) may be deemed to beneficially own the shares of Class B Common Stock into which any shares of Class A Common Stock are convertible. In addition, subject to certain exceptions set forth in the Issuer’s Amended and Restated Certificate of Incorporation, a transfer of Class A Common Stock will result in the automatic conversion of Class A Common Stock into Class B Common Stock. To the extent that any shares of Class A Common Stock in which the THL Reporting Person may be deemed to have beneficial ownership are converted into Class B Common Stock, the THL Reporting Person’s deemed beneficial ownership of Class A Common Stock will be reduced by an equal number of shares.

Item 2. Identity and Background.

This Statement is being filed by Thomas H. Lee Equity Fund VI, L.P., a limited partnership organized under the laws of the State of Delaware, (the “THL Reporting Person”).

The principal business and principal office the THL Reporting Person is located at 100 Federal Street, Boston, Massachusetts 02110.

The general partner of the THL Reporting Person is THL Equity Advisors VI, LLC, a limited liability company organized under the laws of the State of Delaware. THL Equity Advisors VI, LLC is a single member limited liability company, whose sole member is Thomas H. Lee Partners, L.P., a limited partnership organized under the laws of the State of Delaware. The sole general partner of Thomas H. Lee Partners, L.P. is Thomas H. Lee Advisors, LLC, a limited liability company organized under the laws of the State of Delaware. The managers of Thomas H. Lee Advisors, LLC are Anthony J. DiNovi, Scott A. Schoen, Scott M. Sperling and Thomas M. Hagerty. All such entities and individuals have a principal business address of 100 Federal Street, Boston, Massachusetts 02110.

During the last five years, none of THL Reporting Person, THL Equity Advisors VI, LLC, Thomas H. Lee Partners, L.P., Thomas H. Lee Advisors, LLC, Anthony J. DiNovi, Scott A. Schoen, Scott M. Sperling or Thomas M. Hagerty have been (1) convicted in a criminal proceeding (excluding traffic violations and other similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
Page 4 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

It is anticipated that funding for the Proposal (as defined in Item 4 below) will be in the form of (1) cash contributed to the acquisition vehicle formed by the Investors (as defined in Item 4 below) and (2) debt financing. In addition it is anticipated that a portion of the Class A Common Stock and Class B Common Stock currently held by Joseph Neubauer, Chairman of the Board of Directors and Chief Executive Officer of the Issuer, will be contributed to the acquisition vehicle. Members of the Issuer’s senior management team also may contribute shares of Class A Common Stock or Class B Common Stock to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference into this Item 3.

The Investors have obtained a “highly confident” letter regarding the debt financing, as described in the Proposal Letter (as defined in Item 4 below). A copy of the “highly confident” letter is filed as Exhibit 7.02 to this Statement, and is incorporated by reference into this Item 3.

Item 4. Purpose of Transaction.

On May 1, 2006, the THL Reporting Person delivered a letter (the “Proposal Letter”) to the Board of Directors of the Issuer in which it was proposed that the THL Reporting Person, together with Joseph Neubauer, Chairman and Chief Executive Officer of the Issuer, and other investors that are expected to include funds managed by GS Capital Partners, J.P. Morgan Partners, and Warburg Pincus LLC (collectively, the “Investors”), would offer to acquire by merger, for a purchase price of $32.00 in cash per share, all of the outstanding shares of the Class A Common Stock and Class B Common Stock, other than any shares held by any of the Investors and members of the Issuer’s senior management team that are to be invested in the transaction (the “Proposal”).

As described in the Proposal Letter, the Investors anticipate that the Issuer will establish a special committee of independent directors authorized to retain independent financial and legal advisors (the “Special Committee”) to consider the Proposal. To facilitate that review, the Investors intend to provide shortly (1) equity and debt commitment letters for all amounts necessary to effect the transaction and (2) a proposed form of merger agreement and other transaction documentation. The Investors noted that they are prepared to move very quickly to finalize the definitive transaction and related documents. No binding obligation on the part of the THL Reporting Person, any Investor or the Issuer will arise with respect to the Proposal or any transaction unless and until a definitive merger agreement and other transaction documentation satisfactory to the Investors and recommended by the Special Committee and approved by the Issuer’s Board of Directors is executed and delivered.

SCHEDULE 13D
Page 5 of 8 Pages

The Proposal could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the present board of directors of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the New York Stock Exchange, and the causing of a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The THL Reporting Person is expected to take actions in furtherance of the Proposal or any amendment thereof.

A copy of the Proposal Letter is filed as Exhibit 7.01 to this Statement, and is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the THL Reporting Person does not beneficially own any shares of Class A Common Stock or Class B Common Stock. As a result of the matters described in Item 4 above, the THL Reporting Person may be deemed to constitute a “group”, within the meaning of Section 13(d)(3) of the Exchange Act, with Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Warburg Pincus LLC and certain of their affiliates. As a result, the THL Reporting Person may be deemed to beneficially own any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by such persons. Accordingly, on this basis, the THL Reporting Person might be deemed to beneficially own, in the aggregate, (A)(i) the 23,945,683 shares of Class A Common Stock reported as beneficially owned by Mr. Neubauer on that certain Amendment No. 16 to Schedule 13D filed by Mr. Neubauer with the Securities and Exchange Commission on May 1, 2006 (the “Neubauer 13D/A”) and (ii) the 23,945,683 shares of Class B Common Stock reported as beneficially owned by Mr. Neubauer on the Neubauer 13D/A, which shares constitute the 23,945,683 shares issuable upon conversion of the equal number of shares of Class A Common Stock beneficially owned by Mr. Neubauer and (B) the 2,038,672 shares of Class B Common Stock that the THL Reporting Person has been advised may be deemed to be beneficially owned by Goldman, Sachs & Co. (“Goldman Sachs”) or another wholly owned broker or dealer subsidiary of The Goldman Sachs Group, Inc. (“GS Group”). Except as described above with respect to Mr. Neubauer and Goldman Sachs, the THL Reporting Person does not have actual knowledge of any shares of Class A Common Stock or Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners, Warburg Pincus LLC and certain of their affiliates, including, without limitation, Goldman Sachs and GS Group. The foregoing summary of the Neubauer 13D/A is qualified in its entirety by reference to such filing.

The percentage of outstanding Class A Common Stock and Class B Common Stock that may be deemed to be beneficially owned by the THL Reporting Person is approximately 41.2% and 17.9%, respectively. The foregoing percentages are based on 58,116,549 shares of Class A Common Stock and 121,287,341 shares of Class B Common Stock outstanding at April 28, 2006, as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 10, 2006.

SCHEDULE 13D
Page 6 of 8Pages

The THL Reporting Person hereby disclaims beneficial ownership of any shares of Class A Common Stock and Class B Common Stock that may be beneficially owned by Mr. Neubauer, GS Capital Partners, J.P. Morgan Partners or Warburg Pincus LLC, and their respective affiliates, including, without limitation, Goldman Sachs and GS Group. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that the THL Reporting Person or any of its affiliates is the beneficial owner of any shares of Class A Common Stock or Class B Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose or that the THL Reporting Person has an obligation to file this Statement.

(b) The THL Reporting Person has no power to vote or to direct the vote or to dispose or direct the disposition of any shares of Class A Common Stock or Class B Common Stock.

(c) Except as disclosed in this Statement, the THL Reporting Person has no beneficial ownership of, and has not engaged in any transaction during the past 60 days in, any shares of Class A Common Stock or Class B Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The responses to Item 2, Item 3, Item 4 and Item 5 are incorporated herein by reference. Except as set forth in response to other Items of this Statement and the agreements incorporated herein by reference and set forth as exhibits hereto, to the best knowledge of the THL Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

EXHIBIT 7.01

Proposal Letter, dated May 1, 2006.

SCHEDULE 13D
Page 7 of 8 Pages

EXHIBIT 7.02

Highly Confident Letter, dated April 30, 2006

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2006

THOMAS H. LEE EQUITY FUND VI, L.P.

By:	Thomas H. Lee Equity Advisors VI, LLC, its general partner

By:	Thomas H. Lee Partners, L.P., its sole member

By:	Thomas H. Lee Advisors, LLC, its general partner

By:	/s/ Todd Abbrecht Name: Todd Abbrecht
Title: Managing Director